DOMINION MIDSTREAM PARTNERS, LP

120 Tredegar Street

Richmond, Virginia 23219

Via EDGAR

May 13, 2016

Mara L. Ransom

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Dominion Midstream Partners, LP

Registration Statement on Form S-3

File No. 333-211161

Ladies and Gentlemen:

On behalf of Dominion Midstream Partners, LP (the “Partnership”), and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned hereby requests that the effective date of the above referenced Registration Statement on Form S-3 be accelerated to 4:00 p.m. Eastern time on May 17, 2016, or as soon thereafter as practicable, unless the Partnership notifies you otherwise prior to such time. The Partnership hereby acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Partnership from its full responsibility for the accuracy and adequacy of the disclosure in the filing; and

•	the Partnership may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call the undersigned at (804) 819-2140 or E. Ramey Layne of Vinson & Elkins L.L.P. at (713) 758-4629 with any questions regarding this matter.

[Signature page follows]

Very truly yours,

Dominion Midstream Partners, LP

By:	Dominion Midstream GP, LLC,
its general partner

By:	/s/ Mark O. Webb
Mark O. Webb
Vice President and General Counsel

cc:	David P. Oelman – Vinson & Elkins L.L.P.

E. Ramey Layne – Vinson & Elkins L.L.P.